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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Claxson Interactive Group Inc.

(Name of Issuer)

Class A Common Shares, par value $0.01 per share

(Title of Class of Securities)

G21912 10 3

(CUSIP Number)

Paul Berkowitz, Esq.
Greenberg Traurig P.A.
1221 Brickell Avenue
Miami, FL 33131
(305) 579-0500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 13, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. G21912 10 3

1.	Name of Reporting Person: Roberto A. Vivo		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Uruguay

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,123,792*

		8.	Shared Voting Power: 6,250**

		9.	Sole Dispositive Power: 1,123,792*

		10.	Shared Dispositive Power: 6,250**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,130,042***

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.4%****

14.	Type of Reporting Person (See Instructions): IN

*	Includes vested and exercisable options granted to Mr. Vivo covering 185,338 Common Shares. Also includes convertible debentures issued to Mr. Vivo that may be converted into 462,963 Common Shares.

**	Includes 6,250 Common Shares owned by Sarandí Comunicaciones S.A. (“Sarandí”), of which Mr. Vivo may be deemed to be the beneficial owner because he is a 25% owner of Sarandí. Mr. Vivo disclaims beneficial ownership of all shares owned by Sarandí.

***	Excludes share options covering 292,362 Common Shares which are not currently exercisable.

****	Based on 20,467,664 Common Shares outstanding as of June 12, 2005 (as contained in the Issuer’s most recent Form 20-F filing).

CUSIP No. G21912 10 3	Schedule 13D
     The Schedule 13D, dated September 21, 2001, of Roberto A. Vivo as amended by Amendment No. 1 dated December 30, 2002 and by Amendment No. 2 dated June 8, 2004 (the “Schedule 13D”) is hereby amended as set forth herein. Capitalized terms used herein without definition have the meanings set forth in the Schedule 13D. This Amendment No. 3 to Schedule 13D should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D.
Item 5 is hereby amended as follows:
Item 5. Interest in Securities of the Issuer
     The aggregate number and percentage of outstanding shares beneficially owned by Mr. Vivo is set forth below.
     (a)-(b) Mr. Vivo may be deemed to be the beneficial owner of 1,130,042 Common Shares, representing the beneficial ownership of approximately 5.4% of the Issuer’s outstanding Common Shares.* This beneficial ownership amount is comprised of vested and currently exercisable options granted to Mr. Vivo covering 185,338 Common Shares, convertible debentures issued to Mr. Vivo that may be converted into 462,963 Common Shares, as well as 475,491 Common Shares owned directly by Mr. Vivo, and 6,250 Common Shares owned by Sarandí. Mr. Vivo has sole voting and dispositive power with respect to 1,123,792 Common Shares, and he shares voting and dispositive power with respect to 6,250 Common Shares.** This beneficial ownership amount does not include unvested and unexercisable options granted to Mr. Vivo covering 292,362 Common Share.
     (c) Since Amendment No. 2 dated June 8, 2004 to the Schedule 13D, Mr. Vivo has engaged in the following transactions:
          1. On July 8, 2004, Mr. Vivo entered into an agreement with the Issuer to purchase U.S.$1,500,000 of convertible debentures. The convertible debentures may be converted into Common Shares at a conversion price of U.S.$3.24 per share, totaling 462,963 Common Shares.
          2. On December 8, 2004, Mr. Vivo sold 25,000 Common Shares on the open market at $5.00 per share.
          3. On December 13, 2004, Mr. Vivo sold 7,000 Common Shares on the open market at $4.90 per share.
          4. On December 13, 2004, Mr. Vivo sold 2,700 Common Shares on the open market at $5.00 per share.
          5. On April 21, 2005, Mr. Vivo sold 11,500 Common Shares on the open market at $4.80 per share.
          6. On June 6, 2005, Mr. Vivo sold 10,000 Common Shares on the open market at $4.70 per share.
          7. On June 10, 2005, Mr. Vivo sold 90,500 Common Shares on the open market at $4.70 per share.
          8. On September 12, 2005, Mr. Vivo sold 80,000 Common Shares on the open market at $4.00 per share.
          9. On September 14, 2005, Mr. Vivo sold 100,000 Common Shares on the open market at $3.01 per share.
     (d) Not applicable.
     (e) Not applicable.

*	Based on 20,467,664 Common Shares outstanding as of June 12, 2005 (as contained in the Issuer’s most recent Form 20-F filing).

**	Mr. Vivo disclaims beneficial ownership of all shares owned by Sarandí.

CUSIP No. G21912 10 3	Schedule 13D
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: October 14, 2005	/s/ Roberto A. Vivo
	Name:	Roberto A. Vivo